UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Change Healthcare Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
15912K100
(CUSIP Number)
December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS McKesson Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER —
	6.	SHARED VOTING POWER —
	7.	SOLE DISPOSITIVE POWER —
	8.	SHARED DISPOSITIVE POWER —

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON —
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12.	TYPE OF REPORTING PERSON HC

1.	NAMES OF REPORTING PERSONS PF2 McKesson Technologies, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER —
	6.	SHARED VOTING POWER —
	7.	SOLE DISPOSITIVE POWER —
	8.	SHARED DISPOSITIVE POWER —

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON —
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12.	TYPE OF REPORTING PERSON CO

1.	NAMES OF REPORTING PERSONS PF2 PST Services Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER —
	6.	SHARED VOTING POWER —
	7.	SOLE DISPOSITIVE POWER —
	8.	SHARED DISPOSITIVE POWER —

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON —
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12.	TYPE OF REPORTING PERSON CO

ITEM 1.	(a) Name of Issuer: Change Healthcare Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

424 Church Street, Suite 1400
Nashville, Tennessee 37219

ITEM 2.	(a) Name of Person Filing:

McKesson Corporation
PF2 McKesson Technologies, Inc.
PF2 PST Services Inc. (each, a “Reporting Person”)

(b)	Address of Principal Business Office, or if None, Residence:

6555 State Hwy 161
Irving, Texas 75039

(c)	Citizenship or Place of Organization:

Delaware

(d)	Title of Class of Securities:

Common stock, par value $0.001 per share (“Common Stock”)

(e)	CUSIP Number:

15912K100

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4.	OWNERSHIP.

	McKesson Corporation	PF2 McKesson Technologies, Inc.	PF2 PST Services, Inc.
(a) Amount beneficially owned:	0	0	0
(b) Percent of class:	0.0%	0.0%	0.0%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:	0	0	0
(ii) Shared power to vote or to direct the vote:	0	0	0
(iii) Sole power to dispose or to direct the disposition of:	0	0	0
(iv) Shared power to dispose or to direct the disposition of:	0	0	0

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [x]

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

McKesson Corporation was the sole member of PF2 SpinCo LLC, which joined McKesson Corporation, PF2 McKesson Technologies, Inc. and PF2 IP LLC in the Schedule 13G filed with respect to beneficial ownership of shares of the Issuer on February 14, 2020. On March 10, 2020, PF2 SpinCo LLC was merged into the Issuer and ceased to exist as a separate entity.

McKesson Corporation is the sole stockholder of PF2 McKesson Technologies, Inc., which is the sole stockholder of PF2 PST Services Inc.

McKesson Corporation is the sole member of PF2 IP LLC.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.	CERTIFICATIONS.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2021

MCKESSON CORPORATION

By:	/s/ Michele Lau
Michele Lau
Senior Vice President, Corporate Secretary and Associate General Counsel

PF2 MCKESSON TECHNOLOGIES, INC.

By:	/s/ Michele Lau
Michele Lau
President and Secretary

PF2 PST SERVICES INC.

By:	/s/ Michele Lau
Michele Lau
President and Secretary

Exhibit(s):

A: Joint Filing Statement